UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Cidara Therapeutics, Inc.

(Name of Subject Company)

Cidara Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(title of Class of Securities)

171757206

(CUSIP Number of Class of Securities)

Jeffrey Stein, Ph.D.

President and Chief Executive Officer

Cidara Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, CA 92121

(858) 752-6170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara Borden

Rama Padmanabhan

Charles J. Bair

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Cidara Therapeutics, Inc., a Delaware corporation (the “Company” or “Cidara”), by Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of November 13, 2025 (the “Merger Agreement”), by and among the Company, Parent, and Caymus Purchaser, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Parent will cause Purchaser to commence a tender offer (the “Tender Offer”), to acquire (i) all of the issued and outstanding shares of common stock of the Company, par value $0.0001 per share (the “Common Shares”), at an offer price of (i) $221.50 per Share in cash, and (ii) all of the outstanding shares of Series A Convertible Voting Preferred Stock of the Company, par value $0.0001 per share (the “Series A Shares” and together with the Common Shares, the “Shares”), at an offer price of $15,505.00 per Series A Share, in each case, to the seller in cash, without interest and subject to any applicable withholding taxes. If successful, the Tender Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Tender Offer and the Merger:

(i)	Employee Letter, first used on November 14, 2025.

(ii)	Investigator Site Letter, first used on November 14, 2025.

(iii)	Partner / Key Vendor Letter, first used on November 14, 2025.

(iv)	LinkedIn Post on November 14, 2025.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by the Company on November 14, 2025 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of Cidara. The solicitation and the offer to buy securities of Cidara will only be made pursuant to tender offer materials that Merck and its wholly owned acquisition subsidiary Caymus Purchaser, Inc. will file with the Securities and Exchange Commission (the “SEC”). The solicitation of the offer to buy shares of Cidara’s Common Stock and shares of Cidara’s Series A Preferred Stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related material that Merck intends to file with the SEC. Cidara will also file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase and the Solicitation/Recommendation Statement of Cidara on Schedule 14D-9 and related materials with respect to the tender offer and the merger free of charge at the website of the SEC at www.sec.gov or from the information agent named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Cidara under the “Investors” section of Cidara’s website at www.cidara.com.

Investors are strongly advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Cidara on Schedule 14D-9 and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Cidara and any statements relating to Cidara’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of November 13, 2025 by and among Cidara, Merck Sharp & Dohme LLC, and Caymus Purchaser, Inc. (the “Merger Agreement”) including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement, including the time and benefits thereof, and the possibility of any termination of the Merger Agreement, other statements that are not historical facts. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results and the timing of events may differ materially from those anticipated in such forward-looking statements because of risks associated with uncertainties which include, without limitation, risks related to the timing of the tender offer and the subsequent merger; whether sufficient stockholders of Cidara will tender their shares of Common Stock and Series A Preferred Stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the merger; risks associated with acquisitions, such as the risk that the effects of disruption from the transactions of Cidara’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; as well as other risks related to Cidara’s businesses detailed in Cidara’s public filings with the SEC from time to time, including most recent Annual Reports on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader is cautioned not to unduly rely on these forward-looking statements. Cidara expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Employee Letter, first used on November 14, 2025.

99.2	Investigator Site Letter, first used on November 14, 2025.

99.3	Partner and Key Vendor Letter, first used on November 14, 2025.

99.4	LinkedIn Post on November 14, 2025.

3